Exhibit 12

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Nine Months Ended September 30,	2005	2004
Earnings:
Income before income taxes	$1,764	$716
Add:
Interest and fixed charges excluding capitalized interest	327	305
Portion of rent under long-term operating leases representative of an interest factor	153	144
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	7	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	9	9

Total earnings available for fixed charges	$2,245	$1,165

Fixed charges:
Interest and fixed charges	$336	$313
Portion of rent under long-term operating leases representative of an interest factor	153	144

Total fixed charges	$489	$457

Ratio of earnings to fixed charges	4.59x	2.55x

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income before income taxes and cumulative effect of accounting change	$1,273	$1,231	$1,216	$1,173	$1,585
Add:
Interest and fixed charges, excluding capitalized interest	409	420	428	463	453
Portion of rent under long-term operating leases representative of an interest factor	195	182	178	173	167
Distributed income of investees accounted for under the equity method	4	3	3	5	46
Amortization of capitalized interest	8	8	8	7	6
Less:
Undistributed equity in earnings of investments accounted for under the equity method	9	14	17	23	18

Total earnings available for fixed charges	$1,880	$1,830	$1,816	$1,798	$2,239

Fixed charges:
Interest and fixed charges	$419	$429	$441	$477	$481
Portion of rent under long-term operating leases representative of an interest factor	195	182	178	173	167

Total fixed charges	$614	$611	$619	$650	$648

Ratio of earnings to fixed charges	3.06x	3.00x	2.93x	2.77x	3.46x